EXHIBIT 99.3

CENTRAL GOLD-TRUST

Central Gold-Trust

STATEMENT OF NET ASSETS

(expressed in U.S. dollars)

		As at December 31,
		2007	2006
Net assets:
Gold at market (Note 2)		$123,546,031	78,131,980
Cash		58,249	69,281
Interest-bearing cash deposits (Note 3)		2,347,380	1,168,270
Prepaid expenses and other		27,563	12,240
		125,979,223	79,381,771
Accrued liabilities (Note 5)		(124,642)	(95,219)
Net assets representing unitholders’ equity		$125,854,581	79,286,552

Represented by:
Capital (Note 4)
Units issued 3,992,500 (2006: 3,277,500)		$66,286,977	48,200,337
Retained earnings inclusive of unrealized appreciation of holdings		59,567,604	31,086,215
		$125,854,581	79,286,552

Net asset value per unit		$31.52	24.19

Net asset value per unit expressed in Canadian dollars		$31.15	28.19
Exchange rate:	U.S. $1.00 = Cdn.	$0.9881	1.1653

See accompanying notes to financial statements.

On behalf of the Board of Trustees:

“John P. Embry”	“Douglas E. Heagle”

STATEMENT OF CHANGES IN NET ASSETS

(expressed in U.S. dollars)

	Years ended December 31,
	2007	2006	2005
Net assets at beginning of year	$79,286,552	64,659,747	55,758,461
Net issuance of units (Note 4)	18,086,640	—	—
Net income inclusive of unrealized appreciation of holdings	28,481,389	14,626,805	8,901,286
Increase in net assets during the year	46,568,029	14,626,805	8,901,286
Net assets at end of year	$125,854,581	79,286,552	64,659,747

Central Gold-Trust

STATEMENT OF INCOME

(expressed in U.S. dollars)

	Years ended December 31,
	2007	2006	2005
Income:
Interest	$101,672	57,286	45,226
Unrealized appreciation of holdings	29,002,560	15,084,106	9,244,464
	29,104,232	15,141,392	9,289,690
Expenses:
Administration fees (Note 5)	319,255	245,223	182,692
Safekeeping, insurance and bank charges	96,684	72,749	53,217
Legal fees (Note 5)	48,646	48,522	33,267
Trustees’ fees and expenses (Note 5)	41,726	39,561	38,094
Auditor’s fees	41,266	52,424	33,732
Regulatory filing fees	25,132	16,143	10,264
Unitholder information	18,492	13,701	11,277
Stock exchange fees	16,023	14,724	11,169
Registrar and transfer agent fees	14,059	11,506	13,740
Miscellaneous	786	394	208
Foreign currency exchange loss (gain)	774	(360)	744
Total expenses	622,843	514,587	388,404
Net income
inclusive of unrealized appreciation of holdings	$28,481,389	14,626,805	8,901,286
Net income per unit (Note 1 (c)):
inclusive of unrealized appreciation of holdings	$7.30	4.46	2.72

See accompanying notes to financial statements.

STATEMENT OF UNITHOLDERS’ EQUITY

(expressed in U.S. dollars)

	Years ended December 31,
	2007	2006	2005
Capital (Note 4):
Units: 3,992,500 (2006: 3,277,500; 2005: 3,277,500)	$66,286,977	48,200,337	48,200,337
Retained earnings:
Balance at beginning of year	31,086,215	16,459,410	7,558,124
Net income	28,481,389	14,626,805	8,901,286
Balance at end of year	59,567,604	31,086,215	16,459,410
Unitholders’ Equity	$125,854,581	79,286,552	64,659,747

See accompanying notes to financial statements.

Central Gold-Trust

Notes to Financial Statements

For the years ended December 31, 2007, 2006 and 2005

(amounts expressed in U.S. dollars unless otherwise stated)

1.   Summary of significant accounting policies:

Central Gold-Trust (“Gold-Trust”) is a passive, self-governing, single purpose trust, with voting units, established under the laws of Ontario on April 28, 2003.

Gold-Trust’s accounting policies, which conform with Canadian and United States generally accepted accounting principles, are summarized below:

(a)  Foreign currency exchange translation:

Canadian dollar cash deposits are translated at the rates of exchange prevailing at year end.  Any difference between the year-end exchange rate and the exchange rate at the time such deposits were acquired is recorded in the Statement of Income as foreign currency exchange loss (gain).  Expenses incurred in Canadian dollars are translated at the rates of exchange prevailing when the transactions occur.

(b)  Holdings:

Gold bullion and gold certificates are valued at market value at the final daily London fixing rate. Unrealized appreciation of holdings represents the difference between the market value and the average cost of holdings and is recorded in the Statement of Income in accordance with Canadian Institute of Chartered Accountants Accounting Guideline 18..  Investment transactions are accounted for on the trade date.

(c)      Per unit amounts:

                    The calculation of net income per unit is based on the weighted average number of units outstanding during the year.  The calculation of the net asset value per unit is based on the number of units outstanding at year end.  Gold-Trust has no dilutive instruments.

(d)     Income taxes:

                    Gold-Trust is taxed as a “Mutual Fund Trust” for income tax purposes.  The Trustees may distribute all net realized capital gains and all taxable income directly earned by Gold-Trust to its Unitholders and deduct such distributions for income tax purposes.  Accordingly, there is no provision for income taxes.

2.          Gold bullion:

                    Details of gold bullion holdings are as follows:

Gold holdings at December 31	2007	2006	2005
Gold bullion in fine ounces	142,909	118,326	118,326
Gold certificates in fine ounces	4,785	4,581	4,581
Total fine ounces of gold	147,694	122,907	122,907
Cost	$62,426,808	45,903,639	45,903,639
Market — per fine ounce	$836.50	635.70	513.00
Market value	$123,546,031	78,131,980	63,051,291

3.          Short-term cash deposits:

As at December 31, 2007, Gold-Trust held two U.S. dollar fixed deposits: $245,000 at a rate of 4.35% with a maturity date of January 2, 2008; and, $1,480,000 at a rate of 4.7% with a maturity date of March 5, 2008.  Gold-Trust also held one Canadian dollar flexible GIC in the amount of $615,000 at a rate of 4.10% with a maturity date of September 18, 2008.

As at December 31, 2006, Gold-Trust held one U.S. dollar fixed deposit in the amount of $450,000 at a rate of 4.78% with a maturity date of January 29, 2007, and one Canadian dollar flexible GIC in the amount of $837,000 at a rate of 3.75% with a maturity date of July 31, 2007.

4.          Capital:

Under the Declaration of Trust, an unlimited number of units may be issued.  Each unit carries one vote at all meetings of Unitholders.  Each unit is transferable and represents an equal, undivided, beneficial interest in Gold-Trust, in any distributions therefrom and in the net assets in the event of the termination or winding up of Gold-Trust.   There were 3,992,500 units issued and outstanding at December 31, 2007.

The units of Gold-Trust are redeemable by a holder at any time at a price equal to the lesser of: 90% of the average market price during a 10 day trading period commencing immediately following the date on which the units were tendered for redemption; and 100% of the closing market price on the last day of the period.

On April 5, 2007, Gold-Trust, through a public offering, issued 715,000 units for proceeds of $18,086,640, net of underwriting fees of $753,610.  This issue increased the number of outstanding units by 22%, from 3,277,500 to 3,992,500.  The net proceeds from this public offering were used to purchase 24,787 fine ounces of gold in physical bar form at a cost of $16,523,169. The balance of $1,563,471 was retained by the Gold-Trust in interest-bearing cash deposits for working capital purposes.

On November 18, 2004, Gold-Trust, through a public offering, issued 977,500 units for proceeds of $16,742,418, net of underwriting fees of $1,108,485.  Costs relating to this issue were $50,100 and net proceeds were $16,692,318.  The net proceeds from this public offering were used to purchase 35,707 fine ounces of gold in physical bar form at a cost of $15,699,879.  The balance of $992,439 was retained by Gold-Trust in interest-bearing cash deposits for working capital purposes.

The stated and recorded capital of Gold-Trust as at December 31, 2007, 2006 and 2005 was as follows:

	2007	2006	2005
Stated capital — 3,992,500 units (2006: 3,277,500; 2005: 3,277,500)	$66,893,686	48,807,046	48,807,046
Less: Unit issue costs	606,709	606,709	606,709
Capital	$66,286,977	48,200,337	48,200,337
Weighted average units outstanding	3,992,500	3,277,500	3,277,500

5.          Related party transactions:

Gold-Trust is party to an agreement with Central Gold Managers Inc. (the “Administrator”), which is related to Gold-Trust through certain of its officers and Trustees.  Administration fees remitted to the Administrator for the year ended December 31, 2007 increased to $319,255 from $245,223 due to the increase in the value of assets under administration.  Included in accrued liabilities at December 31, 2007 is $31,639 (2006: $21,011) due to the Administrator.  The Administrator furnishes administrative, regulatory compliance and marketing services to Gold-Trust.  For such services, Gold-Trust has agreed to pay an administrative fee, on a monthly basis, equal to 0.40% per annum for the first $100,000,000 of Gold-Trust’s total assets, 0.30% per annum for any excess over $100,000,000 up to $200,000,000 and 0.20% per annum for any excess over $200,000,000 of total assets.  No Trustees fees were paid by Gold-Trust to Trustees who are members of the Executive Committee of Gold-Trust.  Since 2003, the Administrator has consented to reduced fees at three-quarters of stated rates during this stage of Gold-Trust’s development.

Sprott Asset Management Inc. (“SAM”) had a marketing and advisory services agreement with the Administrator for the benefit of Gold-Trust and the Administrator.  Regular fees amounting to $21,748 have been paid to SAM by the Administrator for the period up to the termination of the agreement on May 10, 2007.  Subsequently, a settlement of all fee matters was reached by mutual consent and release on November 5, 2007.  Fees of $42,736 were paid to SAM for the fiscal year ended December 31, 2006.

Gold-Trust incurred legal fees amounting to $48,646 during the year ended December 31, 2007, of which $41,654 (2006: $40,468) was payable to a legal firm to which one of Gold-Trust’s officers is counsel.  A balance of $4,102 was included in accrued liabilities at December 31, 2007 (2006:  $4,120) relating to these services.

6.                 Financial Highlights

	Years ended				Period ended
	December 31,				Dec . 31,
	2007	2006	2005	2004	2003
Per unit performance:
Net asset value per unit at beginning of period	$24.19	$19.73	$17.01	$16.29	$13.74
Net loss before unrealized appreciation of holdings	(0.14)	(0.14)	(0.10)	(0.10)	(0.06)
Unrealized appreciation of holdings	7.47	4.60	2.82	0.82	2.61
Total increase	7.33	4.46	2.72	0.72	2.55
Net asset value per unit at end of period	$31.52	$24.19	$19.73	$17.01	$16.29
Total return	30.3%	22.6%	16.0%	4.4%	18.6%
Percentages and supplemental data:
Ratios as a percentage of average net assets:
Expenses	0.61%	0.67%	0.68%	0.64%	0.38%
Net loss before unrealized appreciation of holdings	0.51%	0.60%	0.60%	0.59%	0.35%

7.          Principal difference between Canadian and United States generally accepted accounting principles:

There are no differences between Canadian and United States generally accepted accounting principles which would require a reconciliation in the financial statements of Central Gold-Trust.

8.          Comparative financial statements:

The comparative financial statements have been reclassified from statements previously presented to conform to the presentation of the 2007 financial statements.

9.              New accounting and auditing pronouncements:

In fiscal 2007, Gold-Trust adopted, retroactively without restatement, the new Canadian accounting recommendations for Financial Instruments-Recognition and Measurement. These new pronouncements did not have any impact on the Company’s financial statements.  The Trust also adopted Auditing Standard AS-5 of the Public Company Accounting Oversight Board.

For fiscal 2007, Gold-Trust adopted the provisions of the Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48).  Under FIN 48, Gold-Trust may recognize the tax benefit or liability from a tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.  The adoption of FIN 48 did not have any impact on Gold-Trust’s tax position.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, to increase consistency and comparability in fair value measurements and to expand their disclosures.  The new standard includes a definition of fair value as well as a framework for measuring fair value.  The standard is effective for fiscal periods beginning after November 15, 2007 and should be applied prospectively, except for certain financial instruments where it must be applied retrospectively as a cumulative-effect adjustment to the balance of opening retained earnings in the year in which this statement is initially applied.  Gold-Trust is currently evaluating whether this standard will have any impact on its financial statements for the year ending on December 31, 2009.  Gold-Trust’s policy and practice is at all times to only utilise broadly quoted market values (Level 1) when valuing its assets.

10.          Subsequent Event:

An offering of units on January 30, 2008 closed on February 12, 2008 with 287,000 units being issued for $36.65 each, for gross proceeds of $10,518,550.  The net proceeds to Gold-Trust were $10,097,808.  This issue increased the number of outstanding units to 4,279,500, an increase of over 7%, which should serve to increase the trading liquidity and slightly reduce the annual expense ratio for the benefit of all Unitholders.